Exhibit 99.1

Baidu Announces Completion of US$2 Billion Offering of Zero Coupon Exchangeable Bonds

BEIJING, March 12, 2025 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced the completion of its US$2 billion in aggregate principal amount of exchangeable bonds due 2032 (the “Bonds”). The Bonds were sold in offshore transactions outside the United States to certain non-U.S. persons (the “Bonds Offering”) in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”).

The Bonds will not bear regular interest, and the principal amount of the Bonds will not accrete. The Bonds will mature on March 12, 2032, unless repurchased, redeemed, or exchanged in accordance with their terms prior to such date. Holders of the Bonds may not exchange their Bonds prior to the first anniversary of the issue date of the Bonds. If an event of default has occurred and is continuing, holders of the Bonds may exchange the Bonds at any time. Between the first anniversary of the issue date and the date falling 6 months prior to the maturity date of the Bonds, holders of the Bonds may exchange the Bonds into cash only upon the satisfaction of certain contingencies. Thereafter and until the second scheduled trading day preceding the maturity date, holders may exchange the Bonds into cash at any time. Subject to certain conditions, the Company may elect to deliver ordinary shares of Trip.com Group Limited that are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (HKEX: 9961) (“Trip.com Shares”) held by the Company in lieu of cash or a combination of cash and Trip.com Shares.

The initial exchange ratio of the Bonds will be 1,107.0457 Trip.com Shares per US$100,000 principal amount of Bonds (which is equivalent to an initial exchange price of approximately HK$702.13 per Trip.com Share and represents an approximately 43% exchange premium over the per-share price in the delta placement, which was HK$491.00 per Trip.com Share).

The Company intends to use the net proceeds from the Bonds Offering for repayment of certain existing indebtedness, payment of interest and general corporate purposes.

The Bonds have not been and will not be registered under the Securities Act or any state securities laws. They may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Trip.com Shares currently held by the Company are “restricted securities” (within the meaning of Rule 144 under the Securities Act). Any Trip.com Shares that the Company may elect to deliver upon exchange of the Bonds shall be freely transferable for the purposes of the Securities Act.

The Company has received approval for listing from the Frankfurt Stock Exchange and the Bonds have commenced trading on the Open Market segment of the Frankfurt Stock Exchange.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on Nasdaq under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement and in the attachments is as of the date of the announcement, and Baidu undertakes no duty to update such information, except as required under applicable law.

SOURCE Baidu, Inc.

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com